FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.     News Release dated January 7, 2005- Options

2.     News Release dated January 19, 2005- Extension of Share Purchase Warrants

3.     Interim Financial Statements- Quarter Ending November 30, 2004

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                                       MISCELLANEOUS CORP.

                                                                                       (Registrant)

Date: February 3, 2004                                                  By: /s/ Seamus Young

                                                                                                      Name

                                                                                       Its: President/Director

                                                                                                     (Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: January 7, 2005

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. - OPTIONS

International KRL Resources Corp. (IRK) announced the grant of 100,000 incentive stock options under its option plan to a director of the Company, exercisable at $0.20 per share for a period of two years. The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720– 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: January 19, 2005

____________________________________________________________________________________

EXTENSION OF SHARE PURCHASE WARRANTS

International KRL Resources Corp. (the “Company”) announced that it will extend the exercise period of 815,000 outstanding share purchase warrants, which are due to expire on January 28, 2005, for a period of six months until July 28, 2005.  The affected warrants were issued pursuant to a private placement completed in later January 2004.  The exercise price of $0.20 will remain unchanged. The warrant extension is subject to the acceptance of the TSX Venture Exchange.

ON BEHALF OF THE BOARD

“Seamus Young”_______
Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP. FINANCIAL STATEMENTS FOR THE 6 MONTHS ENDED November 30, 2004 AND 2003 (Unaudited) (These financial statements have not been reviewed by the Company’s auditor)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

	November 30	May 31
	2004	2004
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash	$46,132	$477,809
Prepaid expenses and deposits	25,755	15,168
Due from related parties (Note 7)	11,280	33,095
Other current assets	20,481	32,555

	103,648	558,627
PROPERTY AND EQUIPMENT (Note 5)	53,373	48,062
CASH COMMITTED FOR MINERAL EXPLORATION (Note 10)	11,909	–
MINERAL PROPERTIES (Note 6)	3,895,524	3,148,356

	$4,064,454	$3,755,045
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$113,151	$78,124
Due to related parties (Note 7)	12,549	53

	125,700	78,177
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 8)	9,540,852	9,090,852
CONTRIBUTED SURPLUS	58,382	42,112
DEFICIT	(5,660,480)	(5,456,096)

	3,938,754	3,676,868

	$4,064,454	$3,755,045

FUTURE OPERATIONS (Note 1)

COMMITMENTS (Notes 6, 8 and 10)

SUBSEQUENT EVENTS (Note 11)

Approved by the Board:

“Seamus Young”	“Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended		Six Months Ended
	November, 30		November 30
	2004	2003	2004	2003

REVENUE	$–	$–	$–	$–

EXPENSES
Accounting and audit	2,600	5,585	9,102	7,613
Administration Salaries	19,018	10,152	39,753	10,153
Amortization	705	199	1,410	399
Financing Fees	–	66,137	38,840	66,137
Investor relations	13,183	15,000	26,070	30,500
Legal	6,647	12,458	10,682	31,576
Management fees (Note 7)	7,500	7,500	15,000	15,000
Office and miscellaneous	14,690	5,587	21,458	10,332
Promotion and travel	3,193	15,609	6,411	18,563
Rent	3,188	2,490	6,446	4,980
Stock exchange and filing fees	2,548	5,261	7,061	5,506
Stock-based compensation (Notes 3 and 8)	11,740	–	16,270	–
Telephone	1,388	1,322	2,726	2,556
Transfer agent	1,891	2,150	3,155	3,194

TOTAL EXPENSES	88,291	149,450	204,384	206,509

NET LOSS FOR THE PERIOD	88,291	149,450	204,384	206,509

DEFICIT - BEGINNING OF PERIOD	5,572,189	4,993,061	5,456,096	4,936,002
DEFICIT - END OF PERIOD	$5,660,480	$5,142,511	$5,660,480	$5,142,511
NET LOSS PER SHARE - Basic and Diluted	$(0.004)	$(0.0090)	$(0.009)	$(0.013)
WEIGHTED AVERAGE SHARES OUTSTANDING	24,858,306	16,605,556	23,957,893	15,885,308

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)	Three Months Ended		Six Months Ended
(Unaudited)	November 30		November 30
	2004	2003	2004	2003
OPERATING ACTIVITIES
Net Loss for the Period	$(88,291)	$(149,450)	$(204,384)	$(206,509)
Adjustments to reconcile net loss to net cash
Amortization	705	199	1,410	399
Stock-based compensation	11,740	–	16,270	–
	(75,846)	(149,251)	(186,704)	(206,110)
Changes in non-cash working capital items
Share subscriptions receivable	–	(24,000)	–	–
Due from related parties	78,813	–	21,815	–
Prepaid expenses and deposits	(688)	(17,766)	(10,587)	(9,706)
Other current assets	15,784	(6,817)	12,074	13,833
Accounts payable and accrued liabilities	(6,018)	(32,367)	35,027	(8,558)
Due to related parties	8,123	(36,305)	12,496	(14,919)
NET CASH USED IN OPERATING ACTIVITIES	20,168	(266,506)	(115,879)	(225,460)
FINANCING ACTIVITIES
Share subscriptions received	–	–	20,000	–
Issue of share capital for cash	–	494,025	420,000	499,025
Less committed for mineral exploration	–	–	(420,000)	–
NET CASH PROVIDED BY FINANCING ACTIVITIES	–	494,025	20,000	499,025
INVESTING ACTIVITIES
Acquisition of property and equipment	–	(1,915)	(2,262)	(2,419)
Acquisition of mineral properties	(42,207)	–	(43,710)	–
Deferred exploration and development costs	(292,474)	(148,216)	(703,459)	(215,655)
Amortization in deferred exploration	2,770	–	5,541	–
Less financed by cash committed for exploration	338,826	–	408,091	–
NET CASH USED IN INVESTING ACTIVITIES	6,915	(150,131)	(335,798)	(218,074)
INCREASE IN CASH DURING THE PERIOD	27,083	77,388	(431,677)	55,491
CASH - BEGINNING OF PERIOD	19,049	845	477,809	22,742
CASH - END OF PERIOD	$46,132	$78,233	$46,132	$78,233
SUPPLEMENTAL CASH-FLOW INFORMATION
Interest paid on debt	–	–	–	–
Income tax paid	–	–	–	–
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
Issue of share capital for house purchase option	–	–	10,000	–

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended		Six Months Ended
	November 30		November 30
	2004	2003	2004	2003

EXPLORATION AND DEVELOPMENT COSTS
Accommodation and meals	$11,516	$6,599	$25,701	$16,584
Amortization of field-use equipment	2,770	1,253	5,541	2,645
Assays	29,513	5,659	61,498	10,012
Drafting	4,442	2,045	4,442	6,374
Drilling	83,176	75,774	239,857	79,025
Geological wages, fees and costs	78,078	31,252	145,554	50,884
Geophysics	5,292	2,250	7,454	2,950
Support wages	38,520	16,620	113,486	30,443
License and recording fees	3,213	1,876	5,202	1,876
Supplies and communication	12,438	949	42,775	5,421
Travel and vehicle expense	23,516	5,192	51,949	12,086

	292,474	149,469	703,459	218,300

BALANCE - BEGINNING OF PERIOD	3,043,753	2,193,781	2,632,769	2,124,950

BALANCE - END OF PERIOD	$3,336,228	$2,343,250	$3,336,228	$2,343,250

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 6 MONTHS ENDED NOVEMBER 30, 2004 AND 2003

(Expressed in Canadian Dollars)

(Unaudited)

1.      NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing and financial support from related parties and to generate profitable operations in the future. The Company has working capital deficit of $22,052 and an accumulated deficit of $5,660,480 as at November 30, 2004. There is no guarantee that the Company will be able to raise any additional equity financing to continue its exploration projects.

These financial statements have been prepared on the basis of accounting principles applicable to a going-concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. A failure to continue as a going-concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going-concern basis.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended May 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended May 31, 2004.

(b)   Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)   Loss Per Share

Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The Company applies the treasury stock method in calculating diluted EPS. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

(d)   Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are abandoned or otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

(e)   Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amount of assets and liabilities and the reported amount of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

(f)    Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

(g) Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Office and field equipment	20%
Computer equipment	30%
Vehicle	30%

In the year of acquisition, amortization is recorded at one-half the above rates.

(h)   Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(i)  Stock-Based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. During 2004, the Company changed its accounting policy related to employee stock options, and began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued. See Notes 3 and 8.

(j)    Stock Issuance Costs

The Company charges all costs relating to issuing shares and raising capital directly to operations.

(k)   Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.     CHANGE IN ACCOUNTING POLICY

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since June 1, 2003 using the fair value method. The fair value method requires the Company to expense the fair value, as determined using the Black Scholes option-pricing model, of the employee options granted or modified during a period.

4.     FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature.

5.      PROPERTY AND EQUIPMENT

			November 30 2004	May 31 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Crew house option	$10,000	$–	$10,000	$–
Field equipment	5,916	1,732	4,184	3,315
Office equipment	6,780	2,056	4,724	5,301
Computer equipment	16,599	7,801	8,798	9,250
Vehicle	35,525	9,858	25,667	30,196

	$74,820	$21,447	$53,373	$48,062

6.      MINERAL PROPERTIES

	November 30, 2004
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$517,090	$3,328,633	$3,845,723
(b) Nor Property, Yukon	38,165	3,073	41,238
(c) Carswell Property, Saskatchewan	4,041	719	4,760
(d) Bear River Project, B.C.	1	3,802	3,803

	$559,297	$3,336,227	$3,895,524

	May 31, 2004
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$515,586	$2,631,476	$3,147,062
(b) Nor Property, Yukon	–	–	–
(c) Carswell Property, Saskatchewan	–	–	–
(d) Bear River Project, B.C.	1	1,293	1,294

	$515,587	$2,632,769	$3,148,356

(a)   Copper Hill Project, Ontario

(i)    By various agreements ranging in date from December 11, 1991 to December 1, 2003, the Company acquired a total of 948 claim units of approximately 20 hectares each including 503 in which the Company has a 100% interest. The Company has 167 claims, or 445 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are subject to twenty separate agreements without any perimeter clauses.

The Company also has a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

During the period the Company staked an additional 2 claims, or 4 units, in the Leonard Township contiguous to the Company’s Copper Hill Project.

 (ii)  Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase a 1% NSR within 3 years of the commencement of commercial production by paying $1,000,000. The Company has a right of first refusal on the remaining 1% NSR from the vendors.

Pursuant to an agreement dated December 1, 2003, the Company renegotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(iii)  Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the net smelter returns royalty payable on these claims.

(iv)  Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property.  During 2004, Hemlo paid the Company $125,000 as an option

 (a)  Copper Hill Project, Ontario (continued)

payment.  In November of 2004, the agreement was terminated due to Hemlo’s failure to make the second option payment.

(b)   Nor Property, Yukon Territory

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash considerations to be made:

[i]    $7,500 to be paid with 5 days of agreement (paid);

[ii]   a further $20,000 to be paid on June 30, 2005;

[iii]  a further $30,000 to be paid on December 1, 2005;

[iv]  a further $40,000 to be paid on December 1, 2006;

[v]   a further $50,000 to be paid December 1, 2007; and

[vi]  a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade at $1 or more, all further cash payments will be deemed to have been satisfied.

Share considerations to be made:

[i]    200,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued in December, 2004);

[ii]   a further 200,000 shares to be issued on December 1, 2005;

[iii]  a further 200,000 shares to be issued on December 1, 2006;

[iv]  a further 200,000 shares to be issued on December 1, 2007; and

[v]   a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

During the period, the Company staked an additional 154 claims, to bring the total number of claims to 206.

(c)   Carswell Property, Saskatchewan

        During October, 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

(d)   Bear River Property B.C.

The Company owns a 100% interest in 3 mineral claims (31 units), located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

7.     RELATED PARTY TRANSACTIONS/BALANCES

During the periods ended November 30, 2004 and 2003, the Company was involved in the following related party transactions:

(a)   Management fees totalling $15,000 (2003 - $15,000) and exploration and development costs totalling $21,900 (2003 – $15,000), were paid to a corporation controlled by the President of the Company.

(b)   Amounts due to related parties of $12,548 (May 31, 2004 – $53) represent amounts owing to a corporation controlled by the President, of the Company, for management fees and other costs.  These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

(c)   The amounts due from related parties of $11,280 (May 31, 2004 - $33,095) represent advances to a director and related companies. Included in this amount is $4,583 owing from a company with a majority of common directors and a common president, for reimbursement of shared office costs and other expenditures. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

(d)   During the prior year the Company entered into a lease agreement with a relative of the President for use of a house located in Gowganda, Ontario. The house serves as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease has been extended to June 15, 2005.  Lease payments are $2,000 per month for a total of $12,000 (2004 - $Nil) paid during the period. In addition, during the period, the Company issued 50,000 common shares at a value of $0.20 each, for total compensation of $10,000 for an option to purchase the house for $90,000 expiring, after extension, on June 15, 2005.

 All of the above noted transactions have been made in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

8.      SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	November 30 2004 Unaudited		May 31 2004 Audited
	Number of shares	Amount $	Number of shares	Amount $

Balance, beginning of year	22,708,306	9,090,852	14,262,546	7,588,750

Shares issued for:

Cash	2,100,000	420,000	8,085,760	1,484,102
Mineral properties	–	–	160,000	29,000
Agents fee	–	–	200,000	20,000
Crew house purchase option	10,000	10,000 10,	–	–
Add: Subscriptions paid (receivable)	–	20,000	–	(31,000)

Balance, end of period	24,858,306	9,540,852	22,708,306	9,090,852

(a)   Transactions for the Issue of Share Capital during the Period Ended November 30, 2004

i)     During the period, the Company completed a private placement financing and issued 2,100,000 flow-through units at $0.20 per unit for total cash consideration of $420,000. Each unit consisted of 1 flow-through share and 1/2 share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share. The warrants have an exercise price of $0.25 per share on or before August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission ($33,600), a $5,000 administration fee and issued 315,000 common share purchase warrants to the agents in connection with this offering. The agent’s warrants have the same terms as the warrants.

Pursuant to this financing, the Company became committed to incurring $420,000 of Canadian Exploration Expenditures within 2 years of the agreement dates.  During the period, the Company incurred $338,826 of eligible expenditures.  At period end, the Company's remaining commitment was $11,909.

ii)    During the period, the Company issued 50,000 shares, pursuant to an option agreement to purchase a House in Gowganda Ontario.  See note 7(d).

(a)   Transactions for the Issue of Share Capital during the Year Ended May 31, 2004

i)     The Company completed a financing pursuant to a Short Form Offering Document and issued 729,000 flow-through units at $0.15 per unit and 2,126,500 non-flow-through units for total cash consideration of $428,325. Each flow-through unit consisted of 1 flow-through share and 1/2 share purchase warrant. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant. One whole warrant entitles the purchaser to purchase one additional non-flow-through common share at a price of $0.18 on or before October 17, 2004. In addition, 100,000 common shares and 571,100 agent’s purchase warrants, with the same terms, were issued as a corporate financing fee.

ii)    The Company completed a private placement financing and issued of 815,000 flow-through units at $0.20 per unit and 4,000,000 non-flow-through units at $0.20 per unit for total cash consideration of $963,000. Each flow-through unit consisted of 1 flow-through share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2005. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2006. Under the terms of the issue, warrants acquired with the non-flow-through units may not be exercised if they result in the purchaser owing greater than 20% of the outstanding common shares of the Company. In addition, 100,000 common shares were issued in consideration of the agent’s waiver of its right of first refusal.

iii)   During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

iv)   During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

v)    During the year, the Company issued 160,000 shares pursuant to property acquisition option agreements. See Note 6(a).

(b)   Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company’s stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

A summary of the Company’s stock options outstanding as at November 30, 2004 and May 31, 2004 and changes during the periods then ended is as follows:

	Number of shares	Weighted Average Exercise Price $

Balance, May 31, 2003 (audited)	990,000	0.21

Granted	1,345,000	0.21
Exercised	(151,500)	0.20
Forfeited/cancelled	(708,500)	0.21

Balance, May 31, 2004 (audited)	1,475,000	0.22

Granted	450,000	0.21
Forfeited/cancelled	(300,000)	0.23

Balance, November 30, 2004 (unaudited)	1,625,000	0.21

The following table summarizes information about the stock options outstanding at September 30, 2004.

Options outstanding
Exercise Prices	Number outstanding	Weighted average remaining contractual life

$0.20	1,195,000	1.3 years
$0.25	430,000	.7 years

	1,625,000	1.1 years

The fair value for the options was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Options
	Interest rate	Term	Volatility

6 Months ended November 30, 2004	3.3%	2 years	56%

Year ended May 13, 2004	2.9%	2 years	52%

The weighted average grant date fair value of options granted during the 6 months ended November 30, 2004 was $0.0465 (during the year ended May 31, 2004 - $0.03).

8.            SHARE CAPITAL (continued)

(c)   Warrants

The following table summarizes the continuity of the Company’s non-agents’ warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	2,664,167	0.25

Issued with private placements	7,306,000	0.19
Exercised	(40,000)	(0.18)
Expired	(125,000)	(0.25)

Balance, May 31, 2004	9,805,167	0.20

Issued with private placements	1,050,000	0.25
Expired	(4,990,167)	0.20

Balance, November 30, 2004	5,865,000	0.21

 (d)  Warrants

The following table summarizes the Company’s non-agents’ warrants outstanding at November 30, 2004:

Number of warrants	Exercise Price $	Expiry Date

4,000,000	0.20	January 29, 2006
815,000	0.20	January 29, 2005
1,050,000	0.25	August 16, 2005

5,865,000

The expiry date, of the 815,000 January 29, 2005 warrants, was extended to July 28, 2005, subsequent to the period end.

(d)   Agents’ Warrants

The following table summarizes the continuity of the Company’s agents’ warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	1,065,667	0.25
Issued with private placements	571,100	0.15
Exercised	(208,760)	(0.15)
Expired	–	–

Balance, May 31, 2004	1,428,007	0.22

Issued with private placements	315,000	0.25
Expired	(1,428,007)	0.18-0.25

Balance November 30, 2004	315,000	0.24

The following table summarizes the Company’s agent’s warrants which were issued as a corporate financing fee, outstanding at November 30, 2004:

Number of warrants	Exercise Price $	Expiry Date

315,000	0.25	August 16, 2005

315,000

9.      INCOME TAXES

Income tax balances have not been calculated for the interim period.

At May 31, 2004 the Company had non-capital losses of $3,518,000 to carry forward to reduce future years’ taxable income, expiring as follows:

	$		$
2005	287,000	2009	150,000
2006	1,848,000	2010	415,000
2007	183,000	2011	477,000
2008	158,000

At May 31, 2004, the Company had cumulative Canadian Exploration Expenses of approximately $1,492,000 which are deductible 100% against future years’ taxable income and have no expiry date.

Canadian Development Expenses of approximately $981,000 are available at a rate of 30% each year for deduction against future years’ taxable income and have no expiry date.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

10.   COMMITMENTS

(a)   During the prior year, the Company entered into a three year operating lease agreement at $2,515 per month for office space. Minimum lease payments are as follows:

2005, balance of year	$ 15,090
2006	30,180
2007	25,150

$ 70,420

(b)   During the prior year, the Company entered into a lease agreement with a related party for use of a crew house located in Gowganda, Ontario. This lease has been extended to June 2005. The Company is committed to lease payments of $2,000 per month expiring June, 2005. See note 7(d).

(c)   Pursuant to flow-through share agreements entered into during the year, the Company was committed to expend the proceeds on eligible mineral exploration.  At the end of the period, the Company remained committed to expend the amount of $11,909 from these funds.

11.   SUBSEQUENT EVENTS

(a)   Subsequent to the period end, the Company issued 200,000 shares pursuant to the Nor Property option agreement.

(b)   Subsequent to the period end, the Company granted 100,000 incentive stock options, to a director of the Company, exercisable at a price of $0.20, for a period of 2 years

INTERNATIONAL KRL RESOURCES CORP.

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE SECOND QUARTER ENDED NOVEMBER 30, 2004

(Prepared January 26, 2005)

DESCRIPTION OF BUSINESS

International KRL Resources Corp. (herein “the Company”) was incorporated in the Province of British Columbia and is extra-provincially registered in the Province of Ontario.  It is engaged in the acquisition, exploration and development of mineral properties in Ontario, Saskatchewan and the Yukon.  The Company is currently focusing its exploration activities for precious metals on its extensive Copper Hill Property in the Gowganda Area of Northern Ontario.  The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK.

SUMMARY

During the quarter, International KRL Resources Corp. acquired the Nor Property, a uranium property located in the Yukon Territories. See “Mineral Property Update” for details. Subsequent to November 30, 2004, the Company acquired by staking, another uranium property on the Carswell Dome Formation, Saskatchewan, in the Athabasca Basin. The claim block is adjacent to the Cluff Lake Mine boundary. On September 13, 2004, the Company retained JMCK Communications Inc. (JMCK) of Calgary, AB. International KRL Resources Corp. terminated its agreement with JMCK on November 12, 2004 (see Investor Relations for Details).

RESULTS OF OPERATIONS

Net loss in the current year-to-date was $202,136 compared to $206,509 in the prior year.  Net loss in the current quarter was $86,043 compared to $149,450 in the prior year.  The main increases occurred in administrative salaries, office and rent and stock-based compensation.  Decreases were in financing fees, legal, and promotion and travel.  Early in calendar 2004, after activity in the company increased, management decided to reduce reliance on consultants and increase office staff.  The company now shares a receptionist, accountant and regulatory and property administration person with another public company.  Rent similarly increased when the Company moved to larger premises.   During the prior year costs associated with a financing done via a short form offering document resulted in higher legal and financing fees.  Office expenses were up in the current year due to increased insurance costs, more news releases, higher ADP fees for the AGM and increased document processing costs due to the new EDGAR filings.  Stock-based compensation represents the value of stock options granted to employees and consultants during the period.  See the notes to the financial statements for details of the options valuation.  Travel and promotion was higher in the prior year due to the efforts to secure European financing during that period.

LIQUIDITY

As at November 30, 2004, the Company had a working capital deficit of $22,052.   In order to continue operations and in particular, to fund the Company’s option commitment on the Nor Property ($50,000 in calendar 2005), the Company will need to raise additional capital.  The Company plans to do this through private placements or public offerings.

CHANGES IN FINANCIAL POSITION

A related company, Logan Resources Ltd., by agreement, shares the rent on the office premises and shares equally in most office costs including accounting and mineral property management.  The re-billing of these amounts by Logan accounts for most of the increase in related party payables.  The $420,000 from issue of share capital represents the proceeds from the August, 2004 flow-through share financing, more fully described in the notes to the financial statements.  The property acquisition expenditures represent amounts paid for the Nor property option, Nor staking and the Carswell property staking (see notes to financial statements).

EXPLORATION EXPENDITURES

The Company’s exploration expenditures, for the 6 months ended November 30, 2004, are summarized below:

	Copper Hill $	Nor $	Carswell $	Bear River $	Total $
Accommodation and meals	25,501				25,501
Amortization of field equipment	5,541				5,541
Assays	61,498				61,498
Drafting	3,309	938	195		4,442
Drilling	239,857				239,857
Geological wages, fees and costs	123,330		524		123,854
Geophysics	5,343	2,111			7,454
Recording fees	2,668	24		2,509	5,202
Supervision	21,900				21,900
Supplies and communication	42,775				42,775
Support Wages	113,486				113,486
Travel and vehicles	51,949				51,949

Total Exploration Expenditures	697,157	3,073	719	2,509	703,459

SUMMARY OF QUARTERLY RESULTS

 (expressed in Canadian dollars, prepared according to Canadian generally accepted accounting principles)

	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003	May 31, 2003	Feb 28, 2003
Net loss	(88,291)	(135,670)	(150,820)	(162,766)	(149,450)	(57,059)	(88,821)	(120,353)
Net loss per share	(0.004)	(0.006)	(0.007)	(0.009)	(0.007)	(0.004)	(0.006)	(0.010)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

RELATED PARTY TRANSACTIONS

The Company pays a company controlled by the President of the Company, Seamus Young, $2,500 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of the Company’s mineral properties plus a per diem for supervision time spent at the properties ($7,900 during the period); and $2,500 per month for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions.

A director, Judith Mazvihwa, is paid varying amounts for property assessment and regulatory management on a shared salary basis with Logan Resources Ltd.  Salary compensation during the period for this individual amounted to $15,006.

Logan Resources Ltd. is a resource exploration company that has 3 common directors with the Company, including the President of both companies, Seamus Young.  Amounts owing to Logan Resources Ltd. represent amounts billed under an informal cost sharing arrangement with the Company for office space and administrative services.

MINERAL PROPERTY UPDATE

COPPER HILL PROPERTY

Golden Sylvia Iron Formation Reverse Circulation Drill Program

International KRL Resources Corp. completed a technical report on the reverse circulation drill program carried out on its Golden Sylvia Iron Formation Property, Copper Hill Project, Northern Ontario. The mapping and geochemical sampling program carried out on the exploration targets identified by an airborne geophysical survey conducted in April 2004 concluded on November 30, 2004.

Results from the last reverse circulation hole drilled on the Golden Sylvia Iron Formation were reported on November 8, 2004. The results from the program established the presence of gold mineralization in the Golden Sylvia Iron Formation over a strike length of 500 meters from 450W to 950W. The mineralized system is open on strike both to the east and west.

Tables showing intersections are reported in the news releases found on the International KRL Resources Corp. website (www.krl.net)

BEAR RIVER PROJECT (MM GROUP), SKEENA M.D., BRITISH COLUMBIA

While there was no activity in this area during the last quarter, International KRL Resources Corp plans to carry out further exploration in 2005. The Company plans to cover the Hill Top Zone, the main target on the Bear River Property, with a Max-Min Electromagnetic (EM) survey to help define major structures, identify significant sulphide concentrations and identify diamond drill targets. The property is available for option.

SIGNIFICANT EVENTS AND TRANSACTIONS

International KRL Resources Corp. acquired two uranium properties, the Nor Property, Yukon and the Carswell Uranium Property, Saskatchewan. The Nor Uranium Property was acquired by option in October, 2004 and the uranium property on the Carswell Dome Formation was acquired by staking. The Saskatchewan property is located in the Athabasca Basin, adjacent to the Cluff Lake Mine boundary, one of the largest producers of uranium in the world.

URANIUM PROPERTY ACQUISITION

The Company acquired the Nor Uranium Property, located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory. The property was optioned from Shawn Ryan on November 22, 2005. International KRL has the right to earn 100% interest subject to a 2% NSR, in the Property upon the following terms:

•      $207,500 cash payment over 4 years

•      1,000,000 Shares consideration over 4 years

If International KRL Resources Corp. shares trade at a $1.00 or more for more than 10 days on the TSX-V, no further cash payments will be paid on this agreement.

International KRL Resources Corp. plans to carry out a geophysics and geochem program for 2005.

GRANTS OF INCENTIVE STOCK OPTIONS

As reported in the subsequent events of the last financial statements, International KRL Resources Corp. (IRK) announced the grant of 200,000 incentive stock options on September 15, 2004, under its option plan to employees and contractors exercisable at $0.20 per share for a period of two years.  The Company also granted 100,000 incentive stock options to JMCK Communications Inc. (JMCK) of Calgary, AB. JMCK was retained on September 13, 2004, to provide investor relations services to the Company. The agreement was terminated on November 12, 2004 (See “Subsequent Events” for details).

The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

SHARE CAPITAL STRUCTURE (as of January 26, 2005)

1. Authorized capital:  100,000,000 common no par value shares

2. Issued and outstanding capital:  25,058,304

3. Outstanding stock options:  1,625,000

(i) 745,000 exercisable @ $0.20   (545,000 exercisable till 19 April 2006)

                                                      (200,000 exercisable till 2 Sept 2005)

(ii) 430,000 exercisable @ $0.25  (75,000 exercisable till 4 Mar 2006)

                                                      (130,000 exercisable till 15 Jan 2005)

                                                      (225,000 exercisable till 5 Nov 2005)

(iii) 150,000 exercisable @ $0.20 till 20 July 2006

(iv) 200,000 exercisable @ $0.20 till 15 Sept 2006

(v) 100,000 exercisable @ $0.20 till 7 Jan 2007

4. Outstanding share purchase warrants: 6,180,000

(i)    3,900,000 Warrants exercisable @ $0.20 until 28 Jan. 2006

(ii)   100,000 Warrants exercisable @ $0.20 until 28 Jan. 2006

(iii)   815,000 Warrants exercisable @ $0.20 until 28 July 2005

(iv)  1,050,000 Warrants exercisable @ $0.25 until 13 Aug. 2005

(v)   315,000 Agents Warrants exercisable @ $0.25 until 13 Aug. 2005

Fully diluted capital: 32,863,304

INVESTOR RELATIONS ACTIVITIES

On September 13, 2004, the Company retained JMCK Communications Inc. (JMCK) of Calgary, AB. to provide investor relations services to International KRL Resources Corp. Under the terms of the agreement, the Company paid JMCK the sum of $5,000 per month, plus GST. JMCK was granted 100,000 incentive stock options (See “Grant of Incentive Stock Options” for details).

The Company terminated its agreement with JMCK on November 12, 2004. International KRL Resources Corp. paid two monthly invoices issued by JMCK, for $5,000 for the months ending October 12, 2004 and November 12, 2004. The 100,000 incentive stock options granted to JMCK were cancelled 30 days after the termination of the investor relations contract, December, 12, 2004.

 SUBSEQUENT EVENTS

Grant of Options

Subsequent to November 30, 2004, International KRL Resources Corp. (IRK) announced the grant of 100,000 incentive stock options under its option plan to a Director of the Company, exercisable at $0.20 per share for a period of 2 years.

The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

Uranium Property Acquired

The Company acquired by staking, a uranium property on the Carswell Dome Formation, Saskatchewan, in the Athabasca Basin. The claim block is adjacent to the Cluff Lake Mine boundary. Cluff Lake Mine was previously operated by Cogema Resources Inc., one of the largest producers of uranium in the world and produced over 63 million lb of uranium with grade in excess of 6% U3O8.

 The claim block covers a total area of 2,425.50 hectares (5993 acres). The Claims were staked and recorded in early October 2004 by Timothy A. Young. Title to the Claims has been accepted for filing and has been approved by the Saskatchewan Mining Recorder's Office.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the

Company’s website at www.krl.net and by accessing the Company’s news releases and filings on the

SEDAR website: www.sedar.com and the US Securities & Exchange Commission Website: www.sec.gov

THIS MANAGEMENT DISCUSSION MAY CONTAIN FORWARD LOOKING STATEMENTS BASED ON ASSUMPTIONS AND JUDGMENTS OF MANAGEMENT REGARDING EVENTS OR RESULTS THAT MAY PROVE TO BE INACCURATE AS A RESULT OF EXPLORATION OR OTHER RISK FACTORS BEYOND ITS CONTROL. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS.

INTERNATIONAL KRL REOSURCES CORP.

720-475 HOWE STREET

VANCOUVER, BRITISH COLUMBIA  V6C 2B3

TEL: (604) 689-0299

FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.    DIRECTORS

Seamus Young, Vancouver, BC

Mike Muzylowski, Vancouver, BC

Charles D. Mooney, North Saanich, BC

Judith T. Mazvihwa, Coquitlam, BC

2.    OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

Robert G. Lewis, Corporate Secretary

3.    REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver, BC

V6Z 2M1

4.    AUDITORS

Manning Elliott Chartered Accountants

11th Floor

1050 West Pender Street

Vancouver, BC

V6E 3S7

5.    TRADE SYMBOL

  IRK- TSX-Venture

        IRKLF-PK (USA)

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Seamus Young, CEO, of International KRL Resources Corp., hereby certify that:

1.         I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International KRL Resources Corp., (the issuer) for the period ending November 30, 2004;

2.         Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.         Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:    January 28, 2005

“Seamus Young”
____                ____
Seamus Young
President and CEO

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Judith T. Mazvihwa, CFO, of International KRL Resources Corp., hereby certify that:

1.         I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International KRL Resources Corp. or the period ending November 30, 2004;

2.         Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.         Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:    January 28, 2004

“Judith T. Mazvihwa”

____________________
Judith T. Mazvihwa

CFO

INTERNATIONAL KRL RESOURCES CORP.

720 – 475 Howe Street

Vancouver, BC   V6C 2B3

(604) 689-0299 tel

(604) 689-0288 fax

January 28, 2005

VIA SEDAR

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, BC   V7Y 1L2

Dear Sir/Madam:

Re:       International KRL Resources Corp. (the “Company”)

Mail-Out of Quarterly Financial Statements

As required by the Canadian Securities Administrators' National Instrument

54-101, the company did attempt to maintain a Supplemental Mailing List,

however, as we did not receive any response from either the Registered or

Non-Registered shareholders of the subject Corporation, we were unable to effect mailing of the Quarterly Report for the Quarter ended November 30, 2004.

Please contact the undersigned at (604) 689-0299 if you have any questions.

Yours truly,

INTERNATIONAL KRL RESOURCES CORP.

Judith T. Mazvihwa